Dennis Brovarone
ATTORNEY AND COUNSELOR AT LAW
18 Mountain Laurel Drive
Littleton, CO 80127
Phone 303 466 4092 / Fax 303 466 4826

February 9, 2012

Ajay Koduri, Attorney-Advisor
Kathleen Krebs, Special Counsel
U.S. Securities and Exchange Commission

Re: ChineseInvestors.Com, Inc.
Amendment No. 1 to Form S-1 Filed December 27, 2011 File No. 333-178655

Dear Mr. Koduri and Ms Krebs:

This correspondence responds to the staff comments dated January 23, 2012.  This response letter is being transmitted via EDGAR on February 9, 2012 along with our amendment No.2 to the registration statement.

The following reproduces each of the staff’s comments followed by our supplemental response.

General

1.	Provide all financial statements and information required by Form S-1. Refer to Item 11(e) of Form S-1 and Article 8 of Regulation S-X.

RESPONSE:  In our amendment we have included the audited financial statements for the fiscal years ended May 31, 2011 and 2010 and the unaudited financial statements for the six months ended November 30, 2011, our most recently completed fiscal quarter.  The included financial statements meet the requirements of Article 8 of Regulation S-X.  (See Rule 8-08(b)(1).)

2.
You disclose that you are registering the resale of an indeterminate number of shares of your common stock that will be sold to Kodiak Capital Group, LLC under an Investment Agreement dated October 26, 2011. Per the Agreement, you may sell up to $1,500,000 shares of common stock at a price based on 85% of the lowest daily volume average share price over a five trading day period. We note, per the prospectus cover page, you do not have a public market for your shares. Further, we note you have registered your common stock under section 12(g) of the Exchange Act under a Form 10-12G/A (File No. 00054207) filed on November 29, 2010, as amended. Nevertheless, the registration of the resale of Kodiak's shares is the initial public offering of your shares.  We believe you should withdraw your registration statement in its current form as an indirect, primary offering because we do not believe the company has "completed" the private transaction contemplated by the Investment Agreement prior to the filing of the registration statement. For guidance, please refer to the Division's Compliance and Disclosure Interpretations, Securities Act Sections, Question 139.13 which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm. In this regard, we do not believe the private transaction has been completed because the price of your common stock—a material term of the private transaction—is indeterminable due the lack of a market for your shares. Further, our accommodation does not allow you to register the resale of Kodiak's shares under an equity line agreement as the initial public offering of your shares. In the alternative, after withdrawing your registration statement and having completed the private placement, you may register the resale of the equity line securities after each put.

RESPONSE:  A public market for the registrant’s common stock commenced on January 31, 2012.  The registrant’s shares of common stock are now listed for quotation on the Over the Counter Bulletin board with the symbol, CIIX.  (http://www.otcbb.com/asp/Info_Center.asp.) The amendment has made appropriate changes.  As a result, we believe that the company has met all the conditions in the Division's Compliance and Disclosure Interpretations, Securities Act Sections, Question 139.13 in that:

We have completed the private placement of the equity line as a result there is no impediment to the Company’s making an irrevocable put to the investors except the effectiveness of the resale registration statement. (See Exhibit 10.1 to the Registration Statement.)

The Company is eligible to use form S-1.

The investor is identified as an underwriter in the prospectus. (See page 2 of the cover page)

We request that the staff review the Amendment and we will not file a request for acceleration of the effectiveness of the registration statement until such review has been completed.

Sincerely,

/s/ Dennis Brovarone

Dennis Brovarone
Attorney at Law

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